Exhibit 99.13

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

August 31, 2010.

3.	Press Release

The Press Release dated August 31, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced its operating and financial results for the three months ended June 30, 2010 on its wholly owned San Francisco mine located in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

August 31, 2010.

SCHEDULE A

TIMMINS GOLD CORP.

Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 31, 2010	TSX-V: TMM

NEWS RELEASE

Operating and Financial Results for the
Three Months Ended June 30, 2010
San Francisco Mine Generates $1.9 Million in
Net Profits before Tax

Timmins Gold Corp., (“Timmins” or the “Company”) is pleased to report on its first ever operating and financial results since commercial operations at its flagship San Francisco Mine commenced on April 1, 2010. All currency in this report is in Canadian dollars unless otherwise indicated.

The major highlights for the three months ended June 30, 2010 include the following:

  Commercial operations were deemed to commence on April 1, 2010 following a commissioning period of less than five months;

  The San Francisco Mine averaged a mining rate of 1.7 million tonnes per month during this first quarter of commercial operations and on average 301,765 tonnes of ore were placed on the leach pads (or 10,059 tonnes per day);

  The Company produced and sold 11,299 ounces of gold and 6,696 ounces of silver, realizing gross proceeds of $14.3 million;

  The San Francisco Mine generated net profit before tax of approximately $1.9 million and cash flow from operations of $1.4 million during its first quarter of operations.

  Operating costs, excluding depreciation, at the San Francisco Mine were $13.67(US $13.30) per tonne placed on leach pads or $946 (US $920) per ounce produced and sold, net of by-product credits. These costs are on line to reduce to $520 per ounce by year end and to reach the $420 per ounce life of mine projections.

  For the calendar year, the Company has produced and sold 16,619 ounces of gold and 10,374 ounces of silver, realizing gross revenue of $22.6 million;

  In April, as a result of the first phase of this year’s exploration program the Company announced an increase in the resources at the San Francisco Mine of 25%;

  For the three months ended June 30, 2010, the Company reported a net loss of $4.1 million or $0.03 per share compared to a loss of $0.8 million or $0.01 per share for the comparable quarter in 2009; the Company recognized interest expense and a loss on the embedded derivative in connection with the gold loan financing (both of which were non-cash items) of $5.0 million or an amount in excess of the total loss for the quarter;

  The loss on the embedded derivative is measured by the product of the change in the quarter ending gold prices, adjusted for foreign exchange and time value of money considerations;

  For the three months ended June 30, 2010 cash flow from operating activities was $605,010 compared to a use of cash of $324,116 for the three months ended June 30, 2009; and

  The Company reported net income from operations of $0.9 million for the recently completed quarter.

CONSOLIDATED RESULTS

For the three months ended June 30, 2010, Timmins reported a net loss of $4,090,157 or $0.03 per share on revenue of $14,332,597. This compared to a net loss of $804,330 or $0.01 per share during the three months ended June 30, 2009, a period during which development of the San Francisco Mine had not yet commenced. The financial performance of the Company benefitted from continued strong gold prices and a successful and improving operating performance at the San Francisco Mine offset by expenses recognized on the gold loan.

Cost of goods sold totaled $10,845,997 or $945.89 per ounce of gold sold, net of by-product credits. Depreciation and amortization was $1,215,903 or $107.62 per ounce of gold sold. General and administration costs (including non-cash stock based compensation expense of $553,013) were $1,326,537 for the current quarter, compared to $1,236,190 for the comparable quarter in 2009. In the comparable quarter for 2009, stock based compensation expense was only $49,023.

The asset retirement obligation was $30,741 (2009:$3,621) and other miscellaneous expenses were $2,652, relating to abandoning the Tequila property in March 2010.

During the quarter, the requirement to fair value the embedded derivative in the gold loan resulted in a non-cash expense of $2,599,745 a result of the price of gold increasing by $128.50 per ounce between March 31, 2010 and June 30, 2010. However, the non-cash loss on the embedded derivative is mitigated by the fact that this financial instrument did not require the hedging of any production in late 2009 when gold prices are lower than they are today. The interest expense on the gold loan for the quarter was $2,413,778, and it was also a non-cash item this quarter as repayment of the gold loan does not commence until the end of August 2010.

THE SAN FRANCISCO MINE

The table below illustrates certain key operating statistics for the San Francisco Mine for the three months ended June 30, 2010. There were no comparable statistics to report for the three months ended June 30, 2009.

	April	May	June	Total
Waste mined (mt)	1,431,434	1,295,774	1,350,360	4,077,568
Ore mined (mt)	317,997	288,096	299,203	905,296
Ore grade (g/t)	0.628	0.732	0.800	0.718
Gold sold (oz)	2,309	3,941	5,049	11,299
Silver sold	1,433	2,372	2,891	6,696
Operating cost per tonne (C$)	12.85	13.77	14.43	13.67

During the first six months of this calendar year the Company has made a number of significant improvements to the operating performance and the operating life of the San Francisco Mine. The most notable achievements include:

  In April a 25% increase in the mineral resources was announced based solely on the first phase of the calendar year 2010 drill program;

  Significant improvements to grade control in the pit were implemented;

  The mining contractor brought another drill onto the property to expand production;

  To further improve mining productivity and reduce costs the mining contractor has agreed to supplement the existing fleet with two additional drills (one of which is on-site), three additional haul trucks, and one more shovel; and

  Operations are seeing continued improvements in tonnes mined per day and ore placed on leach pads per day, increasing from 7,912 tonnes processed per day during the January to March quarter to 10,059 tonnes per day in this quarter.

NOTICE OF AUDITOR’S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TIMMINS GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(in Canadian dollars)
	June 30, 2010	March 31, 2010
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$5,364,079	$2,694,825
Accounts receivable (Note 3)	7,448,183	6,319,583
Inventory (Note 4)	8,190,866	6,420,154
Prepaid expenses	527,730	655,704
Due from related party (Note 7)	79,200	92,656
	21,610,058	16,182,922
Equipment (Note 5)	25,155,762	24,397,467
Resource properties (Note 6)	43,153,726	41,698,893
	$89,919,546	$82,279,282
Current
Accounts payable and accrued liabilities	$5,362,420	$4,403,822
Vendor loan (Note 5)	1,808,490	1,758,120
Current portion of long-term debt (Note 10)	15,789,046	8,045,163
	22,959,956	14,207,105
Future income tax	3,947,011	3,967,061
Long term debt (Note 10)	5,285,469	8,088,563
Other long term liabilities	1,082,605	1,035,590
Asset retirement obligation (Note 9)	972,210	929,382
	34,247,251	28,227,701
Shareholders' equity
Share capital (Note 8)	58,705,648	52,271,066
Convertible preference shares (Note 8)	13,586,780	13,586,780
Warrants (Note 8)	1,745,449	2,876,305
Contributed surplus (Note 8)	4,180,910	3,773,765
Deficit	(22,546,492)	(18,456,335)
	55,672,295	54,051,581
	$89,919,546	$82,279,282

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)
Subsequent events (Note 15)

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited in Canadian dollars, except for per share amounts)
	Three months ended June 30,
	2010	2009
Metal Revenues	$14,332,597	$-
Expenses:
Cost of sales	10,845,997	-
Amortization and depreciation	1,215,903	15,560
Asset write down	2,652	-
Corporate and administrative	773,524	1,187,167
Accretion of reclamation liability	30,741	3,621
Stock-based compensation (Note 8)	553,013	49,023
Income (Loss) From Operations	910,767	(1,255,371)
Other Income / (Expenses):
Other income / (expenses)	6,060	820
Interest expense, net	(2,477,272)	(67,190)
Foreign exchange gain / (loss)	70,033	517,411
Loss on embedded derivatives	(2,599,745)	-
Income (loss) before taxes	(4,090,157)	(804,330)
Income tax expense	-	-
Net income (loss) and comprehensive income (loss) for the period	$(4,090,157)	$(804,330)
Loss per share – basic and diluted	$(0.03)	$(0.01)
Weighted average number of shares outstanding – basic and diluted	130,934,846	80,033,913

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited in Canadian dollars)
	Three months ended June 30,
	2010	2009
CASH FLOWS TO OPERATING ACTIVITIES
Loss for the year	$(4,090,157)	$(804,330)
Items not affecting cash:
Accretion of reclamation liability	30,741	3,621
Accretion of vendor loan	-	67,190
Amortization of equipment	1,215,903	15,560
Accrued interest on long-term debt	2,412,015	-
Loss on embedded derivative	2,599,745	-
Stock-based compensation	553,013	49,023
Unrealized foreign exchange gain	16,091	(426,989)
Asset write downs	2,652	-
	2,740,003	(1,095,925)
Changes in non-cash working capital items:
Accounts receivable	(1,126,239)	(307,665)
Inventory	(1,770,712)	-
Prepaid expenses	(185,603)	35,531
Accounts payable and accrued liabilities	934,105	1,078,492
Due from related parties	13,456	(34,549)
Cash flows provided by (used) in operating activities	605,010	(324,116)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES
Shares issued for cash	5,157,857	12,745,024
Share issue costs	-	(625,056)
Cash flows provided by financing activities	5,157,857	12,119,968
CASH FLOWS USED BY INVESTING ACTIVITIES
Purchase of equipment	(1,335,037)	(2,680,436)
Expenditures on resource properties	(1,758,576)	(1,745,193)
Cash flows used in investing activities	(3,093,613)	(4,425,629)
Increase (decrease) in cash and cash equivalents during the year	2,669,254	7,370,223
Cash and cash equivalents, beginning of year	2,694,825	700,104
Cash and cash equivalents, end of year	$5,364,079	$8,070,327